Exhibit (12)
S&P Global Inc.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Nine months ended September 30,		Years ended December 31,
	2017		2016		2015		2014		2013		2012
Earnings:
Income from continuing operations before taxes on income	$1,872		$3,188		$1,815		$54		$1,299		$1,089
Fixed charges	158		243		162		118		124		128
Total earnings	$2,030		$3,431		$1,977		$172		$1,423		$1,217
Fixed charges:
Interest expense	$110		$179		$101		$58		$62		$81
Portion of rental payments deemed to be interest	44		59		59		59		61		46
Amortization of debt issuance costs and discount	4		5		2		1		1		1
Total fixed charges	$158		$243		$162		$118		$124		$128
Ratio of earnings to fixed charges:	12.8	x	14.1	x	12.2	x	1.5	x	11.5	x	9.5	x